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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                              GENEVA STEEL COMPANY
                                (Name of Issuer)

                              Class A Common Stock
                                  No par value
                         (Title of Class of Securities)

                                  372252-10-6
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 Pages
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CUSIP No. 372252-10-6                13G                     Page 2 of 5 Pages

          NAME OF REPORTING PERSON
   1      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph A. Cannon

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                         5      SOLE VOTING POWER

     NUMBER OF                  1,331,855
      SHARES
    BENEFICIALLY         6      SHARED VOTING POWER
      OWNED BY
       EACH
     REPORTING
       PERSON
        WITH             7      SOLE DISPOSITIVE POWER

                                1,331,855

                         8      SHARED DISPOSITIVE POWER


   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,331,855

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.4%

  12      TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 5 Pages
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ITEM 1.

    (a)    Name of Issuer:  Geneva Steel Company (the "Company")

    (b) Address of Principal Executive Offices: 10 South Geneva Road, Vineyard, Utah 84058


ITEM 2.

    (a)    Name of Person Filing:  Joseph A. Cannon

    (b) Address of Principal Business Office: 10 South Geneva Road, Vineyard, Utah 84058

    (c)    Citizenship:  Mr. Cannon is a United States citizen

    (d)    Title of Class of Securities:  Class A Common Stock, no par value

    (e)    CUSIP Number:  372252-10-6


ITEM 3.

    This Schedule 13G is not filed pursuant to Rule 13d-1(b) or 13d-2(b)

ITEM 4.    OWNERSHIP

    As of December 31, 1993, Mr. Cannon was the beneficial owner of 1,331,855 shares of the Company's Class A Common Stock, which shares represented 9.4% of the outstanding Class A Common Stock as determined by Rule 13d-3 under the Securities Exchange Act of 1934. Mr. Cannon beneficially held 1,258,699 shares individually with sole voting and investment power and 73,156 shares through Riverwood Limited Partnership, a Utah limited partnership, as general partner with sole





                               Page 3 of 5 Pages
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voting and investment power.  The number of shares reported above includes
1,258,599 shares and 70,000 shares of Class A Common Stock that Mr. Cannon and Riverwood Limited Partnership, respectively, had the right to acquire upon the conversion of 12,585,994 shares and 700,000 shares of the Company's Class B Common Stock, respectively, at the rate of ten shares of Class B Common Stock for one share of Class A Common Stock.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

    Not applicable.

ITEM 10.  CERTIFICATION

    Not applicable.





SEC 1745 (2/92)                 Page 4 of 5 Pages
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DATED:  February 10, 1994

                                        JOSEPH A. CANNON



                                        By /s/ JOSEPH A. CANNON
                                           ------------------------------------
                                           Joseph A. Cannon





                               Page 5 of 5 Pages